MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED

                          Guangdong Bian Fang Building
                                   10th Floor
                                   Fujing Road
                        Futian District, Shenzhen, 518033
                           People's Republic of China

                                    ---------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

      This Information Statement is being mailed on or before April 28, 2004, to holders of record on April 20, 2004, of shares of Common Stock ("Common Stock") of Minghua Group International Holdings Limited, a New York corporation (the "Company"), in connection with an anticipated change in a majority of the members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission (the "SEC") thereunder.

      WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

      The consummation of the transactions described in this Information Statement (the "Closing") will result in a change in control of the Company. As a result, three current directors of the Company will resign, and persons designated by Qiang Long Real Estate Development Co., Ltd. ("Qiang Long") will be appointed as the new officers and directors of the Company.

      This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with the completion of the proposed stock sale, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

                       TERMS OF THE ACQUISITION AGREEMENT

      The Company and Qiang Long are parties to the following contracts which will result in a change of control of the Company as reported in the current report of the Company on Form 8-K filed by the Company on February 12, 2004: (i) that certain Regulation S Subscription Agreement, dated September 29, 2003 (the "September 29 Contract"), between the Company and Qiang Long and (ii) that certain contract, dated January 29, 2004 (the "January 29 Contract" and together with the September 29 Contract, the "Contracts"), between the Company and Qiang Long.

      Pursuant to the September 29 Contract Qiang Long is obligated to purchase 15,000,000 shares of the Company's Common Stock for US$6,000,000, in the aggregate. Upon signing the September 29 Contract Qiang Long funded US$602,410 of the subscription price and the Company issued to Qiang Long 1,511,488 shares of its Common Stock for such funds. Qiang Long then funded an additional US$1,204,820 on January 9, 2004 and received 3,023,998 additional shares of the Company's Common Stock for such funds. The September 29 Contract also required that Qiang Long fund US$4,192,770 on February 29, 2004. To date, Qiang Long has not made this final payment (the "February Payment").

      Pursuant to the January 29 Contract, Qiang Long agreed to purchase 140,000,000 shares of the Company's Common Stock at an aggregate purchase price of US$29,400,000. The January 29 Contract requires that the acquisition of these shares take place in two installments. On April 15, 2004, Qiang Long is required to pay (the "April Payment") US$12,600,000 for 60,000,000 shares of the Company's Common Stock. Thereafter, the Company was to hold an annual stockholders meeting at which the stockholders would vote upon an amendment to the Company's Certificate of Incorporation that would increase the number of authorized shares to a higher number such that the Company would have enough authorized shares to satisfy its obligations under the January 29 Contract. Qiang Long would then pay (the "Final Payment") the second installment of US$16,800,000 within 15 days of the effective date of such amendment and receive the remaining 80,000,000 shares of the Company's Common Stock at that time.

      On April 14, 2004, the Company and Qiang Long entered into a letter agreement (the "Qiang Long Letter Agreement") providing for an extension of the time within which Qiang Long is required to make each of the February Payment, the April Payment and the Final Payment. The due date for the February Payment was extended from February 29, 2004 to May 31, 2004. The due date for the April Payment was extended from April 15, 2004 to October 15, 2004 and the due date for the Final Payment was extended to November 30, 2004.

      At the Closing of the transaction contemplated by the Contracts, Qiang Long will own a majority in interest in the Company's Common Stock. As of the date of this information statement there are 80,567,976 shares of the Company's Common Stock outstanding. At the closing (assuming that no other shares of the Company's Common Stock are issued between now and the Closing) there will be 231,032,490 shares outstanding, of which Qiang Long will own 155,000,000 or 67.09%. Qiang Long's percentage ownership interest will be diluted by certain other stock issuances that the Company has committed to make and has previously disclosed.

AGREEMENT OF DIRECTORS TO RESIGN

      In connection with entering into the Qiang Long Letter Agreement, Chu Quan Li, the Company's Chairman, Albert Wong, the CEO and a director of the Company, and Kuen Kwong Chan, a director of the Company, each agreed to resign as directors of the Company and from all other offices that they hold with the Company. At Qiang Long's request, Albert Wong has agreed to continue to serve as an interim CEO until Qiang Long is able to fill the position. However, the resignation of Chu Quan Li, Kuen Kwong Chan and Albert Wong, in his capacity as director of the Company, will become effective upon the tenth day following the mailing to the stockholders of this information statement.

                            DESCRIPTION OF SECURITIES

      The following description is a summary and is qualified in its entirety by the provisions of the Company's Amended Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Company's registration statement on Form 10-KSB filed on April 15, 2002 in Commission file number 0-30183, and available electronically on EDGAR at www.sec.gov.

      COMMON STOCK

      General: The Company's Articles of Incorporation, as amended, authorizes the issuance of 200,000,000 shares of Common Stock par value $.01. As of March 15, 2004, 80,567,976 shares of Common Stock are outstanding. All shares of Common Stock outstanding are validly issued, fully-paid and non-assessable.

      Voting: Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation, as amended, do not permit cumulative voting for the election of directors.

      Dividend Policy: Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. The Company has not paid any dividends since inception and presently anticipates that all earnings, if any, will be retained for development of its business. Any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

      Miscellaneous Rights and Provisions: In the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders. No holder of any shares of Common Stock has a preemptive right to subscribe for any of the Company's securities, nor are any common shares subject to redemption or convertible into other of the Company's securities. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully-paid and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

      PREFERRED STOCK

      The Company's Articles of Incorporation, as amended, does not authorize the issuance of any preferred stock.

                      PRINCIPAL STOCKHOLDERS OF THE COMPANY

      The following tables set forth the beneficial ownership of the Company prior and immediately following the Closing:

      The following table sets forth, as of December 31, 2003, the number of shares of Common Stock owned of record and beneficially by any person who holds 5% or more of the outstanding Common Stock of Minghua.

--------------------------------------------------------------------------------------------------------
Name and Address Of                             Amount and Nature of                    Percentage
Beneficial Owner                                Beneficial Ownership                     of Class
--------------------------------------------------------------------------------------------------------
Chuquan Li                                              23,700,000                        29.41%
Chairman
Guangdong Bian Fang Building, 10th Floor
Futian District, Shenzhen, 518033, China
--------------------------------------------------------------------------------------------------------
Kingsrich Development Limited                           24,036,269                        29.83%
Sincere Insurance Building
4 - 6 Hennessey Road
Wanchai, Hong Kong
--------------------------------------------------------------------------------------------------------
Beijing Qiang Long Real Estate Development               4,535,486                         5.63%
Co. Ltd.
No. 95 Kangxi Road
Ba Da Xia Industrial Development Zone
Yanqing County, Beijing
China
--------------------------------------------------------------------------------------------------------

      The following table sets forth, as of December 31, 2003, the number of shares of Common Stock owned of record and beneficially by all directors, each of the named officers in the Summary Compensation Table, and the directors and executive officers of the Company as a group.

--------------------------------------------------------------------------------------------------------
Name and Address Of                             Amount and Nature of                    Percentage
Beneficial Owner                                Beneficial Ownership                     of Class
--------------------------------------------------------------------------------------------------------
Chuquan Li                                              23,700,000                        29.41%
Chairman
Guangdong Bian Fang Building, 10th Floor
Futian District, Shenzhen, 518033
China
--------------------------------------------------------------------------------------------------------
Kuen Kwong Chan                                          2,800,000                         3.48%
Director
Guangdong Bian Fang Building, 10th Floor
Futian District, Shenzhen, 518033, China
--------------------------------------------------------------------------------------------------------
Albert Wong                                                500,000                         0.62%
Chief Executive Officer, President,
Secretary and Treasurer
Guangdong Bian Fang Building, 10th Floor
Futian District, Shenzhen, 518033, China
--------------------------------------------------------------------------------------------------------
Ji-Kuan Li                                                 300,000                         0.37%
Director
Guangdong Bian Fang Building, 10th Floor
Futian District, Shenzhen, 518033, China
--------------------------------------------------------------------------------------------------------
Wen-Zhi Zhou                                               300,000                         0.37%
Director
Guangdong Bian Fang Building, 10th Floor
Futian District, Shenzhen, 518033, China
--------------------------------------------------------------------------------------------------------
All Directors and Executive Officers as a               27,600,000                        34.26%
Group (5 people)
--------------------------------------------------------------------------------------------------------

      Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and any person who beneficially owns more than ten percent of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on the Company's review of the copies of such forms it received, the Company believes that during the year ended December 31, 2003, all such filing requirements applicable to its officers and directors were complied with, except that various directors, officers and others were late in filing Form 3, Form 4 and other reports during the fiscal year ended December 31, 2003.

                            MANAGEMENT OF THE COMPANY

CURRENT BOARD OF DIRECTORS AND MANAGEMENT

      The directors and executive officers of Minghua are as follows:

--------------------------------------------------------------------------------
Name                    Age                         Position
--------------------------------------------------------------------------------
Li Chuquan               46     Chairman of the Board
--------------------------------------------------------------------------------
Albert Wong              52     Director, Chief Executive Officer, Secretary and
                                Treasurer
--------------------------------------------------------------------------------
Chan Kuen Kwong          41     Director
--------------------------------------------------------------------------------
Yun Dong Luan            67     Director
--------------------------------------------------------------------------------
Jie Chen                 48     Director
--------------------------------------------------------------------------------

      LI CHUQUAN was appointed Chairman of the Board of Directors on June 23, 2001. Mr. Li, in addition to serving as Chairman of the Board of Minghua and the Shenzhen Minghua Environmental Protection Vehicles Co., Ltd, also acts as Chairman of the Minghua Real Estate (Shenzhen) Ltd. and other related companies. Mr. Li also owns various businesses engaged in property development, hotel operations and trading. Mr. Li's primary responsibilities involve business acquisitions, business development and strategic planning. Prior to establishing the Minghua companies in the early 1990's, he was general manager of various companies engaged in manufacturing, shipping, trading and service industries.

      ALBERT WONG has served as Chief Executive Officer, President, Secretary and Treasurer of Minghua since April 30, 2002. Since October 16, 2002, he has also served as a director. Mr. Wong is a Canadian national and a qualified professional accountant and registered financial planner with various related professional designations. For the past 5 years prior to joining us, Mr. Wong worked for Charise Financial Consultants Limited, a corporate financial planning company, as its Managing Director and Chief Executive Officer.

      CHAN KUEN KWONG became a director on August 2, 2001. He is responsible for marketing and business development activities. From October 1994 to July 2001, Mr. Chan worked for KYW Steel Co Ltd as a sales manager.

      YUN DONG LUAN became a director in February 2004. He is the Vice Chairman of the Zhang Xue-Liang Fund Association and has held various positions with such Association over the past five years. The Zhang Xue-Liang Fund Association is in the business of arranging meetings, conferences and exhibitions. It also provides public relations and investor relations support to its clients.

      JIE CHEN became a director in February 2004. She is the Vice Secretary of the Zhang Xue-Liang Fund Association and has held such position and other positions with such Association over the past five years. The Zhang Xue-Liang Fund Association is in the business of arranging meetings, conferences and exhibitions. It also provides public relations and investor relations support to its clients. Prior to joining the Zhang Xue-Liang Fund Association, Ms. Chen held various key positions with television stations and public relations companies in China.

KEY EMPLOYEES

      MR. JIN GUO DONG, technical principal of Shenzhen Minghua Environmental Protection. Mr. Jin is the Professor and engineer and is well-known in electric hybrid vehicle research manufacturing field in China.

      LIAO CUI QUAN, Assistant Chief Engineer. Prior to becoming the Assistant Chief Engineer he was the technical manager of an electronics company. He was involved in the making process of two prototype vehicles, the MH6720 and MH6120.

      On the tenth day following the mailing of this information statement to the Company's stockholders, Albert Wong, Chan Kuen Kwong, and Li Chu Quan will resign as officers and directors of the Company. Li Change De will then become Chairman of the Board of Directors and Han Li Ping and Li Hong Liang will be appointed as directors of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

      The Company has no standing audit, nominating or compensation committee. The Company does not have any audit committee financial expert serving on the Company's Board of Directors other than Albert Wong, the Company's Chief Executive Officer, who is not independent. After the Company is successful in either closing the Company's capital raising transaction with Qiang Long or otherwise raising capital, it will seek to retain an independent audit committee financial expert.

MANAGEMENT AND BOARD OF DIRECTORS AFTER THE RESIGNATIONS BECOME EFFECTIVE

      From and after the tenth day subsequent to the mailing of this information statement to the Company's stockholders, the Company's board will be comprised of Yun Dong Luan, Jie Chen, Li Chang De, Han Li Ping and Li Hong Liang. Information regarding Yun Dong Luan and Jie Chan, who are already members of the board, is provided above under "Management of the Company - Current Board of Directors and Management". Information regarding the directors to be appointed following the mailing of this Information Statement appears below.

      None of the directors to be appointed following the mailing of this Information Statement are currently an officer or director of or holds any position with the Company, nor are they known to own any shares of the Company's Common Stock. The following table identifies the directors to be appointed following the mailing of this Information Statement.

-----------------------------------------------------------------------------
                                               PROPOSED POSITION(S) WITH
NAME                       AGE                        THE COMPANY
-----------------------------------------------------------------------------
Li Chang De                46             Chairman of the Board of Directors
-----------------------------------------------------------------------------
Han Li Ping                45             Director
-----------------------------------------------------------------------------
Li Hong Liang              42             Director
-----------------------------------------------------------------------------

      LI CHANG DE

      Li Chang De has acted as the chairman of Board of Directors of Beijing Qiang Long Real Estate Development Co. Ltd., a real estate development and investment company, since 1993. During his tenure as chairman he has led the company to develop many holiday villages, hotels and business centers throughout China.

      HAN LI-PING

      Han Li-Ping acted as general manager of China Manzhouli TianRui Ltd., a real estate development and investment company, from 1993 to 1999 and acted as vice general manager from 1999 to 2003. Ms. Ping has served as vice general manager of Chuang Sheng Ltd., a securities investment company, since 2003.

      LI HONG LIANG

      Li Hong-Liang acted as vice general manager of Beijing JiuFa Industry Ltd., a company engaged in commerce and trade, from 1994 to 2003. He served as vice general manager of China Cardinal Ltd. from 2003 to 2004.

INVOLVEMENT IN LEGAL PROCEEDINGS

      The Company is not aware of any material proceeding to which any of the directors, officers, employees or director nominees (the "Designees") is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the Designees have:

      (1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

      (2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

      (3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

      (4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We rent the office at 10th Floor, Guangdong Bianfang Building, Fu Jing Road, Fu Tian District, Shenzhen, People's Republic of China. The office is owned by Minghua Real Estate (Shenzhen) Ltd. which is owned by a British Virgin Island company whose sole shareholder is the Company's Chairman, Chu Quan Li. We pay Minghua Real Estate (Shenzhen) Ltd. an annual rental of $153,600 under the Company's leasing arrangement for such space.

      On January 19, 2004, the Company's wholly-owned subsidiary, Minghua Hong Kong and Jinmou Li, the son of the Company's Chairman, Chu Quan Li, entered into a stock purchase agreement relating to the sale by Jinmou Li to Minghua Hong Kong of 100% of the equity in Asia Key Group Ltd., a Hong Kong corporation, for a purchase price of RMB 8,200,000 (approximately, US$990,709) and 28,210,000 shares of the Company's Common Stock.

      The parties agreed upon a valuation of SZ Minghua of RMB 273,000,000 (approximately, US$32,983,363.34), which was calculated based upon the paid-up capital, accumulated funds and the value of the production project and stock value. The parties further agreed that RMB 40,980,000 (approximately, US$4,951,121) constitutes the value of the 15% interest that Minghua Hong Kong acquired. The Company's shares that were issued as partial consideration for the 15% equity interest were valued at a price of $0.14 per share.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

      None of the Designees have received any compensation from the Company, and there have been no transactions between the Company and any of the Designees other than as set forth in this Information Statement.

      The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company's Chairman, the Company's Chief Executive Officer and each of the next four highly compensated executive officers for services in all capacities to us, the Company's subsidiaries and predecessors.

                           SUMMARY COMPENSATION TABLE

                                ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                                -------------------                     ----------------------
                                                                        AWARDS                       PAYOUTS
                                                                        ------                       -------
                                                                                      SECURITIES
                                                           OTHER                      UNDER-LYING                 ALL
                                                           ANNUAL       RESTRICTED    OPTIONS/                    OTHER
                                                           COMP-        STOCK         SARS           LTIP         COMPEN
                                                           ENSATION     AWARDS        (#)            PAYOUTS      SATION
                       YEAR     SALARY($)       BONUS($)   ($)         ($)                          ($)           ($)
---------------------- -------- ---------------- ---------- ----------- ------------- -------------- ------------ -------------
Albert Wong, Chief     2003     30,769           2,564      0           0             500,000        0            0
Executive Officer      2002     23,077           2,564      0           60,000        0              0            0
and President          2001     0                0          0           0             0              0            0



Chuquan Li, Chairman   2003     153,846          12,821     0           0             2,000,000      0            0
                       2002     153,846          12,821     0           0             0              0            0
                       2001     153,846          12,821     0           0             0              0            0

Kuen Kwong Chan,       2003     61,538           5,128      0           0             500,000        0            0
Director               2002     61,538           5,128      0           0             0              0            0
                       2001     61,538           5,128      0           0             0              0            0


Ji-Kuan Li             2003     21,951           0          0           0             500,000        0            0
Director               2002     14,634           0          0           36,000        0              0            0
                       2001     0                0          0           0             0              0            0


Wen Zhi Zhou           2003     26,927           0          0           0             500,000        0            0
Director               2002     26,927           0          0           36,000        0              0            0
                       2001     26,927           0          0           0             0              0            0

                     OPTION/SARS GRANTS IN LAST FISCAL YEAR

      The following table sets forth the grant of stock options and stock appreciation rights (SARs) made during the year ended December 31, 2003, to the persons named in the Summary Compensation Table:

---------------------------------------------------------------------------------------------------------
Name                          Number of           Percent of Total          Exercise of       Expiration
                             Securities             Options/SARs
                             Underlying              Granted to
                            Options/SARs            Employees in            Base Price
                               Granted               Fiscal Year              ($/Sh)             Date
---------------------------------------------------------------------------------------------------------
Albert Wong                    500,000                  12.5%                  $0.12            2/29/04
Chief Executive
Officer, President,
Secretary and
Treasurer
---------------------------------------------------------------------------------------------------------
Chuquan Li                    2,000,000                  50%                   $0.12            2/29/04
Chairman
---------------------------------------------------------------------------------------------------------
Kuen Kwong Chan                500,000                  12.5%                  $0.12            2/29/04
Director
---------------------------------------------------------------------------------------------------------
Ji-Kuan Li                     500,000                  12.5%                  $0.12            2/29/04
Director
---------------------------------------------------------------------------------------------------------
Wen Zhi Zhou                   500,000                  12.5%                  $0.12            2/29/04
Director
---------------------------------------------------------------------------------------------------------

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION/SAR VALUES

         The following table sets forth information with respect to unexercised stock options held by the persons named in the Summary Compensation Table at December 31, 2003. No stock options were exercised in 2003 by those persons.

-------------------------------------------------------------------------------------------------------------
                                                                                       Value of Unexercised
                                                              Number of Unexercised        In-The-Money
                                                              Securities Underlying       Option/SARs at
                             Shares                          Options/SARs at FY-End         FY-End ($)
                           Acquired on     Value Realized       (#) Exercisable/           Exercisable/
                            Exercise            ($)               Unexercisable            Unexercisable
-------------------------------------------------------------------------------------------------------------
Albert Wong                     0                0                   500,000                  $60,000
Chief Executive
Officer, President,
Secretary and
Treasurer
-------------------------------------------------------------------------------------------------------------
Chuquan Li                      0                0                  2,000,000                $240,000
Chairman
-------------------------------------------------------------------------------------------------------------
Kuen Kwong Chan                 0                0                   500,000                  $60,000
Director
-------------------------------------------------------------------------------------------------------------
Ji-Kuan Li                      0                0                   500,000                  $60,000
Director
-------------------------------------------------------------------------------------------------------------
Wen Zhi Zhou                    0                0                   500,000                  $60,000
Director
-------------------------------------------------------------------------------------------------------------

             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

      The following table sets forth information with respect to awards made to persons named in the Summary Compensation Table pursuant to a long-term incentive plan in the fiscal year ending December 31, 2003.

-----------------------------------------------------------------------------------------------------------
       Name             Number of       Performance or         Estimated Future Payouts Under Non-Stock
                      Shares, Units      Other Period                      Price-Based Plans
                     or Other Rights   Under Maturation
                                          or Payout
                                                          --------------------------------------------------
                                                             Threshold          Target           Maximum
-----------------------------------------------------------------------------------------------------------
Albert Wong                 0                 0                  0                 0                0
Chief Executive
Officer,
President,
Secretary and
Treasurer
-----------------------------------------------------------------------------------------------------------
Chu Quan Li                 0                 0                  0                 0                0
Chairman
-----------------------------------------------------------------------------------------------------------
Kuen Kwong Chan             0                 0                  0                 0                0
Director
-----------------------------------------------------------------------------------------------------------
Ji-Kuan Li                  0                 0                  0                 0                0
Director
-----------------------------------------------------------------------------------------------------------
Wen Zhi Zhou                0                 0                  0                 0                0
Director
-----------------------------------------------------------------------------------------------------------

COMPENSATION OF DIRECTORS

      All directors are reimbursed for out-of-pocket expenses in connection with attendance at board of director's and/or committee meetings, but are not otherwise compensated.

EMPLOYMENT AGREEMENTS

      On April 16, 2002 the Company entered into an employment agreement with Mr. Albert Wong as Chief Executive Officer. The agreement expired on April 9, 2003 and has been extended for a further year. Mr. Wong receives monthly compensation under the agreement equal to HK$20,000 (approximately US$2,564) and is reimbursed for any expenses that he incurs on behalf of the Company. In addition, on October 16, 2002, the Board of Directors agreed to issue 500,000 shares of the Company 's Common Stock to Mr. Wong.

      We do not have employment agreements with any of the Company's other executive officers or directors.

                             INDEMNIFICATION POLICY

      The Company's directors and officers are indemnified as provided by the New York Business Corporation Law and the Company's bylaws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company's directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of the Company's directors, officers, or controlling persons in connection with the securities being registered, the Company will, unless in the opinion of the Company's legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

                         NO STOCKHOLDER ACTION REQUIRED

      This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of New York require approval of the transactions contemplated by the Contracts. NO VOTE OR OTHER ACTION IS BEING REQUESTED OF THE COMPANY'S STOCKHOLDERS. THIS INFORMATION STATEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY.

      This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

      On the tenth day following the mailing of this Information Statement to the Company's stockholders, Li Chang De, Han Li Ping and Li Hong Liang, will become members of the board of the directors of the Company. At such time the Company will file a Current Report on Form 8-K with the SEC reflecting the fact that the Closing has occurred and that the aforementioned individuals have taken office.

                                        The Board of Directors

April 28, 2004